6/11/2021	AFL-CIO Housing Investment Trust Finances Workforce Housing in Chicago’s Illinois Medical District – AFL-CIO HIT

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06/11/2021

AFL-CIO Housing Investment Trust Finances Workforce Housing in Chicago’s Illinois Medical District

The AFL-CIO Housing Investment Trust (HIT) will invest $43.5 million toward the development of new workforce rental housing at Gateway Apartments in Chicago’s Illinois Medical District (IMD) neighborhood.

The project will create 161 units of workforce housing, 90 percent of which will be affordable to households earning 125 percent or less of area median income. Seventeen of the apartments will be affordable to households earning less 100 percent of the area median income. The development is currently under construction using 100 percent union labor.

“Gateway serves our mission to produce competitive returns for our pension fund investors, plus good union jobs and workforce housing,” said Chang Suh, HIT’s CEO.” The development will produce close to 400,000 hours of union construction work, more than $17 million in tax revenue and approximately $110 million in total economic benefit to the community.”

The IMD is home to 40 healthcare organizations, research labs, universities, and biotech innovators. It is the largest urban medical district and has one of the most diverse patient population in the entire country. With almost 30,000 people working in the IMD, demand is strong for affordable rentals.

The project’s developer, Gateway Development Partners, will market units to union members and essential workers as part of its leasing strategy. “This means that nurses, EMTs, firefighters and other union members will have the opportunity to live in high-quality housing close to their jobs, at a cost they can afford,” Suh said.

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6/11/2021	AFL-CIO Housing Investment Trust Finances Workforce Housing in Chicago’s Illinois Medical District – AFL-CIO HIT

Bob Reiter, president of the Chicago Federation of Labor agreed. “Our frontline healthcare and other workers will have the chance to live in the vibrant IMD neighborhood, close to their jobs. This is a great outcome for our members,” he said. “And during construction, the development will generate family-supporting union jobs for the building and construction trades.”

Gateway is the first project where HIT and Merchants have worked together using a workforce housing program to finance a permanent loan that ensures affordability without the use of Low Income Housing Tax Credits. The program allows construction to begin with a known interest rate for the permanent loan. When completed and occupied by tenants, the HIT will purchase a security originated by Merchants Capital.

The HIT is a fixed-income investment company registered with the Securities and Exchange Commission. Its investors include union and public employee pension plans and labor organizations. The HIT invests primarily in government-and agency-insured and guaranteed multifamily mortgage-backed securities. The HIT is one of the earliest and most successful practitioners of socially responsible impact investing, with a 35+ year track record demonstrating the added value derived from union-friendly investments. The investment objective of the HIT is to provide competitive returns for its investors and to achieve the collateral benefits of creating jobs for union members in the construction trades and related industries and building affordable and workforce housing. More information is available on the HIT’s website, www.afcio-hit.com.

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of April 30, 2021. Economic impact data is in 2021 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.afcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.

THE AFL-CIO HOUSING INVESTMENT TRUST (HIT)

is an internally managed fixed-income mutual fund focused on high credit quality securities, primarily multifamily mortgage-backed securities (MBS).

CONTACTS:

Media

1227 25th Street, NW

Suite 500

Washington, DC 20037

Phone: 202-331-8055

National Office (Main)

1227 25th Street, NW

Suite 500

Washington, DC 20037

Phone: 202-331-8055

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6/11/2021	AFL-CIO Housing Investment Trust Finances Workforce Housing in Chicago’s Illinois Medical District – AFL-CIO HIT

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Prospectus

Statement of Additional Information

©2021 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.

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